UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 000-31092

MEDICURE INC.
(Translation of registrant’s name into English)

4-1200 Waverley Street
Winnipeg, MB Canada R3T 0P4
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Exhibits

99.1	Annual Report for the fiscal year ended May 31, 2004
99.1	Annual Report for the fiscal year ended May 31, 2004 (Unofficial PDF version for printing)
99.2	Annual Financial Statements for the fiscal year ended May 31, 2004
99.3	Management's Discussion and Analysis for the fiscal year ended May 31, 2004
99.4	Notice of Annual General Meeting
99.5	Information Circular for the Annual Genral Meeting
99.6	Form of Proxy
99.7	Supplemental Return Card
99.8	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICURE INC.

Date: September 10, 2004	By:	/s/ Dr. Albert D. Friesen
Dr. Albert D. Friesen
President & CEO